

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2013

Via E-mail
John Cecil
Chief Executive Officer
Kallo Inc.
15 Allstate Parkway, Suite 600
Markham, Ontario, Canada

Re: **Kallo Inc.**
        Amendment No. 4 to Registration Statement on Form S-1
        Filed July 31, 2013
        File No. 333-184572

Dear Mr. Cecil:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Fees Paid to Kodiak Capital, LLC

1. We note your response to comment 2 in our letter dated July 16, 2013. We note that the filed agreement states that you and Kodiak Capital, LLC verbally agreed to escrow 2,000,000 restricted shares. Please tell us whether your verbal agreement was before or after you filed the registration statement that registers the common stock underlying the "put." In this regard, in order to register this transaction as an indirect primary offering, you and Kodiak cannot have the ability to renegotiate terms of the agreement after you have filed the registration statement. Please advise.

Financial Statements, page 47

2. Please update to include financial statements for the interim period ended June 30, 2013. Please refer to Rule 8-08 of Regulation S-X. In addition, please revise your disclosures

in management's discussion and analysis of financial condition and results of operations and elsewhere throughout the prospectus to reflect the historical financial information as of and for the three and six month periods ended June 30, 2013.

<u>Condensed Consolidated Statements of Changes in Stockholders' Equity (Deficiency), page F-3</u>

3. Please revise the heading to indicate that this statement is "Unaudited." In addition, please remove references indicating that the year-end balances were audited.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director